September 16, 2016

VIA EDGAR

Jay Williamson

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Mailstop 4720, Washington, D.C. 20549

Re:	Registration Statement on Form N-14 filed by Western Asset Emerging Markets Debt
Fund Inc., File No. 333-211541

Dear Mr. Williamson:

On behalf of Western Asset Emerging Markets Debt Fund Inc. (the “Fund), we are providing the following responses to comments received by telephone from the staff of the Commission (the “Staff”) on September 13, 2016 relating to the Fund’s Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the above referenced Registration Statement on Form N-14 filed with the Securities and Exchange Commission (the “Commission”) on August 25, 2016, pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”) (the “Proxy Statement/Prospectus”), through the Commission’s electronic data gathering, analysis and retrieval system.

For convenience of reference, the comments of the Staff have been reproduced herein. Please note that all page numbers in our responses are references to the page numbers of Amendment No. 1. All capitalized terms used but not defined in this letter have the meanings given to them in Amendment No. 1.

1.	We note your response to prior Comment #4 and the statement that you have revised the disclosure in the Questions & Answers section explaining that while the policies appear to be different, each Fund’s implementation of its investment program and policies has resulted in substantially similar investments. The Fund has an 80% policy tied to emerging market debt securities, while SBW has a 65% policy tied to emerging market securities, which would appear to include both debt and equity. These policies are different. Please revise your disclosure to state so clearly. Please provide model disclosure for inclusion in your definitive filing.

In response to the Staff’s comment, the Fund proposes to revise the disclosure in question to read as follows:

1

While SBW and ESD currently have, and historically have had, substantially similar investment portfolios, SBW has the ability to~~could~~ invest more of its portfolio in (i) securities of non-emerging market issuers and (ii) equity securities of emerging market issuers than ESD. While SBW has a~~as SBW~~ policy of investing at least 65% of its assets in emerging market issuers ~~is different from ESD’s policy of investing at least 80% of its assets in such issuers~~, the percentage~~s~~ represents a minimum exposure threshold~~s~~ and SBW has historically maintained at least 80% exposure to emerging markets issuers, similar to ESD. ~~and the implementation of each Fund’s investment program and policies has resulted in substantially similar investment portfolios.~~ EMD, SBW and ESD employ identical definitions of “emerging market country.” If the Merger between SBW and ESD is not approved, the investment portfolios of SBW and ESD could diverge in the future.

2.	We note you have added disclosure addressing your fee waiver agreement in your discussion of the factors considered by the Board. The fee waiver was agreed to several months after the in-person board meetings at which the Board approved the mergers and were therefore not a factor initially considered. Please confirm that the disclosure in your definitive filing will clarify this distinction.

In response to the Staff’s comment, the Fund confirms that it will further clarify that the fee waiver was not a factor initially considered by the Board in approving the Mergers. The Fund intends to revise the disclosure in question as follows:

Merger of EMD with and into ESD

[. . . ]

Factor 2

Factor 2 was initially considered by each Board at the Meeting, but reconsidered at the August 10-11, 2016 meetings in light of changes in the Funds’ leverage levels and LMPFA’s proposal for a fee waiver to go into effect if the Merger is approved. With the implementation of a two-year fee waiver for the combined Fund equal to 0.03% of managed assets, it is anticipated that EMD’s total expense ratio will decline by 0.01% and ESD’s total expense ratio will decline by 0.08% as a result of (i) the Merger of EMD with and into ESD or (ii) both Mergers. After the expiration of the fee waiver, the combined Fund’s expense ratio may be higher or lower depending, among other things, on the leverage level at that time.

[. . . ]

Merger of SBW with and into ESD

[. . . ]

Factor 2

Factor 2 was initially considered by each Board at the Meeting, but reconsidered at the August 10-11, 2016 meetings in light of changes in the Funds’ leverage levels and LMPFA’s proposal for a fee waiver to go into effect if both Mergers are approved. It is anticipated that

SBW’s total expense ratio will decline by 0.06% and ESD’s total expense ratio will decline by 0.02% as a result of the Merger of SBW with and into ESD. If both Mergers are approved, a two-year fee waiver for the combined Fund equal to 0.03% of managed assets, would go into effect and it is anticipated that SBW’s total expense ratio will decline by 0.12% and ESD’s total expense ratio will decline by 0.08%. After the expiration of the fee waiver, the combined Fund’s expense ratio may be higher or lower depending, among other things, on the leverage level at that time.

Please note that we have included certain changed pages other than those in response to the Staff’s comments. In addition, in connection with the above-referenced filing, the Fund hereby acknowledges that:

1. The Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

2. Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

3. The Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Sarah Cogan (212-455-3575) or Rafael Vasquez (212-455-3566) with any questions you may have regarding this filing or if you wish to discuss the above responses.

    Very truly yours,

    /s/ SIMPSON THACHER & BARTLETT LLP